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May 17, 2013

Via EDGAR Transmission

Christina Di Angelo
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Delaware Pooled Trust File Nos. 033-40991/811-06322

Dear Ms. DiAngelo:

On behalf of Delaware Pooled Trust (the “Registrant”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Registrant’s annual shareholder report for the Delaware REIT Fund (the “REIT Annual Report”) and the multi-fund annual shareholder report (the “Multi-Fund Annual Report” and together with the REIT Annual Report, the “Annual Reports”), each for the fiscal year ended October 31, 2012 that were filed on Form N-CSR on January 7, 2013.  Each Staff comment is summarized below in bold, followed by the Registrant’s response to the comment.

1.           Comment: Update the series/class identifiers on the EDGAR system to indicate that The Global Real Estate Securities, The International Fixed Income and The Global Fixed Income Portfolios are no longer active.

Response:  The requested action will be taken.

2.           Comment:  Why are there no ticker symbols for the Registrant’s “Original Class.”

Response:  The Portfolios that offer the Original Class are offered only to institutional investors and are not widely distributed so the Registrant has never obtained ticker symbols for these Portfolios.

3.           Comment:  The Staff notes that several of the Registrant’s filings were amended within the past several years – an N-SAR filing (July 5, 2012); an N-PX filing (11/21/11); and two 24f-2 Notices (July 1, 2011).  In the future, amended filings should be accompanied by correspondence explaining the purpose of those amendments.  Additionally, please explain the purpose of each of these amendments.

Christine Di Angelo
May 17, 2013

Response:  For future amendments, the Registrant undertakes to include correspondence explaining the reason for amendments.  The reasons for the amended filings referenced by the Staff are addressed below.

N-SAR Filing:
The Registrant filed an amended Form N-SAR filing on July 5, 2012 in order to remove an incorrect attachment included in its original filing.

N-PX Filing:
The Registrant filed an amended Form N-PX on November 21, 2011 in order to update certain proxy voting information provided by a subadviser to one of its series.

Two 24f-2 Notices:
The Registrant filed two amended Form 24f-2 Notices on July 1, 2011 in order to correct an administrative error in its original filings, both of which were filed on June 20, 2011.  Specifically, Instruction A.2 for Form 24f-2 indicates that a registrant must check the registrant’s fiscal year.  Due to an administrative error, neither of the Registrant’s original filings included a check in the box next to Item 4(b).  Accordingly, the Registrant filed the amended Notices on July 1, 2011 to correct that error.

4.           Comment:  With respect to the previously noted amended 24f-2 Notice filings, why were they filed late and what controls have been put in place to ensure timely filings?

Response:  The aforementioned Form 24f-2 Notices were filed late due to administrative failings on the part of the employees responsible for their completion and submission.  In addition to replacing the staff responsible for the filings, the Registrant has revised its procedures for the preparation and filing of Form 24f-2 Notices to implement additional controls and ensure that future filings are made in a timely manner.  Examples of these controls include, but are not limited to, dual review of all filings, standard calendaring, milestone checkpoints, and monthly monitoring.

5.           Comment:  Confirm that the 24f-2 Notice filed in 2007 was filed on time.

Response:  The 2007 24f-2 Notice was filed 2 days after the expiration of the 90-day filing period.  The prior process for filing did not accurately take into account calendar months with greater than 30 days.  As described above in response to Comment 4, the filing process has been revised to include additional, and more senior, staff and proper calendar monitoring as part of the more stringent, revised internal controls for the preparation and filing of 24f-2 notices.

6.           Comment:  For the performance summaries in future annual reports, include the applicable Portfolio’s benchmark return in the average annual total return chart.

Response :  The requested change will be made in future annual reports.

7.           Comment:  In the REIT Annual Report, the reference in footnote 1 on page 6 should be to “expenses” rather than “current expenses.”

Response:  The requested change will be made in future reports.

8.           Comment:  For Portfolios investing in derivatives, management’s discussion of fund performance should address the effect of those investments on a Portfolio’s performance if such effect was material.

Christine Di Angelo
May 17, 2013

Response:  The request will be addressed in future reports as applicable.

9.           Comment:  The Multi-Fund Annual Report reflects that The Select 20 and The Large Cap Growth Equity Portfolios had over 40% of the respective investments in the technology sector.  Do these Portfolios have a concentration policy with respect to technology investments?  Do the Portfolios assign sub-categories to their investments in the technology sector?

Response:  The Select 20 and The Large Cap Growth Equity Portfolios may not make investments that will result in the concentration (as that term may be defined in the Investment Company Act of 1940, any rule or order thereunder, or SEC staff interpretation thereof) of their respective investments in the securities of issuers primarily engaged in the same industry, provided that this restriction does not limit the Portfolios from investing in obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, or in tax-exempt securities or certificates of deposit.  In applying their policies on concentration, the Portfolios do divide the technology sector into various sub-categories (e.g., computer manufacturers, information technology services, semiconductor and other equipment manufacturers, and telecommunication services).  The Registrant will revise the disclosure in its statement of additional information under “Non-fundamental investment restrictions” that describes how the Registrant measures investments in various sectors to clarify this policy.  In addition, in future shareholder reports, the statements of net assets and the sector allocation information will reflect the use of these sub-categories.

10.           Comment:  In future annual reports under the statement of assets and liabilities, break out as a separate line item outstanding payables for Trustee fees, if any.

Response:  The request will be addressed in future reports.

11.           Comment:  The schedule of investments for The High-Yield Bond Portfolio in the Multi-Fund Annual Report includes several securities listed as paid-in-kind bonds (“PIK bonds”).  In future annual reports, the schedule should indicate what portion of PIK Bonds are cash investments and what portion reflects the interest payment.

Response:  The Registrant is not aware of any accounting rule or pronouncement that requires the Registrant to break out separately PIK bond income in its financial statements.  Moreover, PIK bond income is a very small percentage of the total income of any particular Portfolio.  Accordingly, the Registrant respectfully declines to accept this comment.

12.           Comment:  In the Multi-Fund Annual Report, the Core Plus Fixed Income Portfolio schedule of investments shows investments in various swap agreements.  In future annual reports, swap investments should include a footnote defining what the swap investment is.

Response:  In future reports, the Registrant will identify each swap with more specificity and provide a brief discussion of how a particular swap works.

13.           Comment:  On page 139 of the Multi-Fund Annual Report, it appears that a portion of the securities lending collateral is valued at zero and, as a result, outstanding loan(s) are not properly collateralized.

Christine Di Angelo
May 17, 2013

Response:  As described in the notes to financial statements, the Portfolios may incur investment losses as a result of investing securities lending collateral in the collective trust used by the securities lending program, or another collateral investment pool. Such investment losses could occur if an investment in a collateral investment pool defaulted or if it were necessary to liquidate assets in the collateral investment pool to meet returns on outstanding security loans at a time when the collateral investment pool’s net asset value per unit was less than $1.00.  Under those circumstances, the Portfolios may not receive an amount from the collateral investment pool that is equal in amount to the collateral a Portfolio would be required to return to the borrower of the securities and the Portfolio would be required to make up this shortfall.  In October 2008, BNY Mellon transferred certain distressed securities from the Portfolios’ previous collateral investment pool into the Mellon GSL Reinvestment Trust II and the Portfolios valued the Mellon GSL Reinvestment Trust II at $0.  The Mellon GSL Reinvestment Trust II is currently presented on the Statement of Net Assets with a market value of $0.  The Portfolios’ remaining collateral in the pool is fully collateralized on a daily basis.

14.           Comment:  In the Multi-Fund Annual Report, the financial highlights for The Large Cap Value Equity Portfolio shows the Portfolio’s 2011 portfolio turnover rate was significantly higher than prior and subsequent years.  Explain the reason(s) for this fluctuation.

Response:  The Large Cap Value Equity Portfolio experienced an increase in portfolio turnover for the fiscal year ended October 31, 2011 due to an investment, and subsequent redemption, by a significant shareholder.

15.           Comment:  In the notes to financial statements in future annual reports, explain whether acquired fund fees and expenses are excluded from the expense limits agreed to by the Portfolios’ investment adviser.

Response:  The requested change will be made in future reports.

16.           Comment:  Confirm that the investment adviser cannot recoup waived amounts under the applicable Portfolios’ fee waiver agreement.

Response:  The current expense limitation agreement provides that the Portfolios’ investment adviser cannot recoup waived fees and reimbursed expenses.

17.           Comment:  In future annual reports for the Delaware REIT Fund, describe the components of “certain other expenses” when describing the expenses excluded from an expense limitation agreement rather than referring to them broadly.

Response:  In the future, the Registrant will include language consistent with the Fund’s prospectus disclosure regarding certain expenses that are excluded from the expense limitation agreement.

18.           Comment:  Under the “Investments” section of the notes to financial highlights in future annual reports, provide more detail when a broad category (e.g., “common stocks”) shows securities valued in more than one valuation level (e.g., the Multi-Fund Annual Report shows common stocks valued as both Level 1 and Level 2 securities for The Emerging Markets Portfolio II in Note 3 of the Notes to Financial Highlights).

Response:  In future reports, the Registrant will provide additional detail where the differences in valuation level are material based on the criteria stated in the response to comment 19 below.

Christine Di Angelo
May 17, 2013

19.           Comment:  What is the threshold for significance/materiality for Level 3 securities?

Response:  Typically, the materiality threshold for Level 3 is an amount greater than 1% of a Portfolio’s total net assets.

20.           Comment:  In future annual reports, if a Portfolio has paid capital gains taxes on foreign securities held, add disclosure explaining the tax characterization of those gains.

Response:  The requested change will be made in future reports.

21.           Comment:  Explain why the ratio of expenses to average net assets for the fiscal year ended October 31, 2011 for each of The International Equity, The Labor Select International Equity, and The Emerging Markets Portfolios as shown in the Multi-Fund Annual Report does not correspond to the total annual operating expense numbers shown in the Registrant’s February 2012 prospectus.

Response:  The ratio of expenses to average net assets does not correspond to the total annual operating expense numbers due to a change of control of the sub-adviser, Mondrian Investment Partners Limited (“Mondrian”), which serves as the sub-adviser to The International Equity, The Labor Select International Equity, and The Emerging Markets Portfolios (collectively, the “Portfolios”).  The change in control, which occurred on July 12, 2011, resulted in the termination of the Portfolios’ sub-advisory contracts with Mondrian.  During the period between the termination of the sub-advisory agreement and the approval of a new sub-advisory agreement, Mondrian did not receive sub-advisory fees from the Portfolios, which savings were passed along to shareholders.  Both The Labor Select International Equity and The Emerging Markets Portfolios have received an exemptive order (the “MOM Order”) to operate under a manager of managers structure, and Mondrian was able to resume charging fees for its sub-advisory services following approval of a new sub-advisory agreement by the Board of Trustees at an in-person meeting held on July 28, 2011.  The International Equity Portfolio, however, does not operate under the MOM Order.  Shareholders of The International Equity Portfolio approved the new sub-advisory contract with Mondrian on November 23, 2011 as disclosed in the October 31, 2011 Multi-Fund Annual Report, at which time The International Equity Portfolio resumed payments to Mondrian for its services.

22.           Comment:  With respect to The Emerging Markets Portfolio, are the purchase and redemption reimbursement fees paid no matter how long shares are held? If so, these fees should be factored into the expense example calculations.

Response:  The purchase and redemption reimbursement fees are paid regardless of how long shares are held.  The Registrant notes that the explanatory expense example information required to be disclosed pursuant to Item 27(d)(1) of Form N-1A specifies that the expense example is intended to help shareholders understand their ongoing costs rather than their transactions costs.  Redemption fees are cited as an example of transaction costs.  Moreover, Instruction 2 for Item 27(d)(1) directs funds to exclude fees charged upon redemption of shares from the expense example computation.  Accordingly, because the Registrant believes that both the purchase and redemption reimbursement fees are properly qualified as transaction costs, it respectfully declines to accept this comment.

*           *           *

Christine Di Angelo
May 17, 2013

The Registrant acknowledges that:  (i) it is responsible for the adequacy of the disclosure in the Annual Reports; (ii) Staff comments on the Annual Reports, or changes to the Annual Reports in response to Staff comments thereto, do not foreclose the SEC from taking any action with respect to the Annual Reports; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

In addition, the Registrant acknowledges that the Division of Enforcement has access to all information that the Registrant has provided to the Staff of the Division of Investment Management in its review of the Annual Reports.

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Daniel Geatens
Kathryn R. Williams, Esq.
Delaware Investments